PROXY VOTING

Spouting Rock Asset Management, LLC

December 2018

Background

In Release IA-2106 (publicly available January 31, 2003), the SEC noted that, “The federal securities laws do not specifically address how an adviser must exercise its proxy voting authority for its clients. Under the Advisers Act, however, an adviser is a fiduciary that owes each of its clients a duty of care and loyalty with respect to all services undertaken on the client’s behalf, including proxy voting. The duty of care requires an adviser with proxy voting authority to monitor corporate events and to vote the proxies.”

In order to ensure that proxies are being voted in a client’s best interest, Rule 206(4)-6 under the Advisers Act requires RIAs that exercises proxy voting authority with respect to client securities to:

●	Adopt and implement written policies and procedures reasonably designed to ensure that the RIA votes client securities in the Clients’ best interests. The RIA’s policies and procedures must address the manner in which it will resolve material conflicts of interest that can arise during the proxy voting process;

●	Disclose to Clients and Investors how they may obtain information from the RIA about how the RIA voted with respect to their securities; and

●	Describe to Clients and Investors the RIA’s proxy voting policies and procedures and, upon request, furnish them with a copy of the relevant policies and procedures.

Additionally, paragraph (c)(2) of Rule 204-2 imposes additional recordkeeping requirements on RIAs that execute proxy voting authority, as described in the Maintenance of Books and Records section of the Manual.

Policy: The Firm does not exercise proxy voting authority on behalf of Separately Managed Accounts (SMAs) and Private Fund Clients. However, the Firm does exercise proxy voting authority for the Spouting Rock Small Cap Growth Fund.

Procedures: The CCO will ensure that the Firm retains the following records in connection with proxies:

●	A list of proxies received.

●	A record of the firm’s decision to vote.

●	Any information that the firm and its principals believe is material to their decision to vote a particular way.

Identification of Material Conflicts of Interest: Access Persons and Employees of SRAM are required to disclose relationships that may potentially cause conflicts of interest with respect to proxy voting including but not limited to records related to personal holdings, transactions in securities and records of Outside Business Activities as defined in the Firm’s Code of Ethics and relationships with officers and directors of publicly traded companies as defined in the Firm’s Code of Ethics. Additionally, both the Firm’s business arrangements and the business and personal relationships of Employees and Access Persons each have the potential to result in proxy voting conflicts of interest under certain circumstances.

December 2018

Access Persons and Employees are required to disclose any business arrangements or personal relationships or other relationships that have the potential to create proxy voting conflicts. In the event that any employee or Access Person of the Firm becomes aware of the potential for a proxy voting conflict of interest, such employee or Access Person is required to report such potential conflict to the CCO immediately. Failure to appropriately report information to the CCO that may constitute a material conflict of interest with respect to proxy voting constitutes a serious breach of Firm policy and may result in disciplinary action up to and including termination of employment.

Distribution of Proxy Voting Conflicts Questionnaire: If a proxy is received by the Firm, it must be delivered to the Firm’s CCO for review. The CCO is responsible for review of the Firm’s records that may constitute material conflicts of interest as described above. Following the review of the firm’s records, the CCO will notify, via email or otherwise, all Access Persons and Employees that a proxy related to a particular issue is in the Firm’s possession. Access Persons and Employees will have a prescribed period of time in which to report any additional potential conflicts of which they are aware prior to the Firm returning a proxy vote. Following the CCO’s review for conflicts and the distribution of the proxy conflict check notice, if no material conflicts of interest are noted, the Firm’s Trader/Analyst will cast the proxy vote in a manner that is consistent with the best interests of the firm’s investors and provide a copy of such vote to the firm’s CCO for appropriate recordkeeping.

Resolution of Material Conflicts of Interest: In the event that the review of Firm records or the proxy voting conflict questionnaire distribution or other records provided to the CCO indicate the presence or the potential presence of a material conflict of interest between the Firm and its clients or Funds managed by the Firm, a Shareholder’s Representative elected by the client itself in the case of an individual client will be consulted in order to assess the appropriateness of the Firm’s vote on behalf of the client or the Fund. The client or Shareholder’s Representative may be informed of the opinion of the Firm related to the vote but must also be informed of the potential conflict of interest in great detail, providing any and all information related to the conflict that is necessary to understand the nature of such conflict. Additionally, any further information requested by the Shareholder’s Representative or the client related to the vote or the Firm’s conflict of interest must be provided directly to the Shareholder’s Representative or the client directly by the CCO.

This Proxy Voting Policy and any requests for proxy voting records will be made available to any client of the Firm upon their request to the CCO. The CCO will provide a summary of these policies and procedures in its Firm brochure to be furnished to Clients. The CCO will inform Clients in the Firm brochure about how Clients can obtain further proxy voting information about their own proxies. The Firm may receive proxy materials primarily from Client custodians via e-mail and through the mail with respect to any securities held in Client accounts. In the event the Firm were to receive any written or electronic proxy materials, we would forward them directly to you by mail, unless you have authorized our firm to contact you by electronic mail, in which case, we would forward any electronic solicitation to vote proxies via electronic mail.

For the Spouting Rock Small Cap Growth Fund SRAM shall forward to the Trust’s Administrator, Ultimus Fund Solutions, LLC (“Ultimus”), a quarterly report summarizing its proxy voting compliance activities for the preceding quarter.

December 2018